UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 1)

STR Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74878V100
(CUSIP Number)

Karen Dickinson
Polsinelli PC

One East Washington St., Suite 1200

Phoenix, AZ 85004-2568

(602)650-2328

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 78478V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Zhen Fa New Energy (U.S.) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,632,130
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,632,130
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,632,130
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 78478V100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Zha Zhengfa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,632,130
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,632,130
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,632,130
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This statement constitutes Amendment No. 1 (the “Amendment”) and is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on August 21, 2014 (the “Original Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of STR Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated to read as follows:

Pursuant to the Purchase Agreement (defined below) by and between the Purchaser and the Company, the Purchaser purchased an aggregate of 27,632,130 shares (the “Purchased Shares”) of the Company’s authorized but unissued Common Stock, for an aggregate purchase price (“Purchase Price”) of approximately $21.7 million, or $0.784 per share (the “Transaction”). The Purchaser funded a portion of the Purchase Price through a loan obtained by the Zhenfa Group from the Export-Import Bank of China (“EXIM Bank”). It is anticipated that the Purchaser may later pledge the Purchased Shares as collateral in support of borrowings obtained by the Zhenfa Group from EXIM Bank which are outstanding from time to time.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a)-(b)-(c)-(d)-(e)-(f)-(g) On August 11, 2014 (the “Effective Date”), the Purchaser entered into the Stock Purchase Agreement (the “Purchase Agreement”) with the Company which provides for the purchase of shares of the authorized but unissued Common Stock of the Company which, upon the December 15, 2014 closing (the “Closing”) of the Transaction, resulted in the Purchaser acquiring approximately 51% of the Company’s outstanding Common Stock. In connection with the Purchase Agreement, Zhenfa Group established a strategic relationship with the Company under the Sales Services Agreement (defined below) to assist with the marketing, sales and distribution of the Company’s encapsulant products. Pursuant to the Guarantee Agreement (defined below), Zhenfa Group also guaranteed the Purchaser’s performance under the Purchase Agreement.

Purchase Agreement

Pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchaser, and the Purchaser agreed to purchase from the Company, the Purchased Shares of the Company’s authorized but unissued Common Stock, for the Purchase Price. The Transaction closed on December 15, 2014.

At Closing, the Company entered into a registration rights agreement with the Purchaser (the “Registration Rights Agreement”) that will, among other things, require the Company to register the Purchased Shares upon the request of the Purchaser or certain transferees of the Purchased Shares. Pursuant to the terms of the Registration Rights Agreement, these registration rights will not become effective until one year after the Closing and the costs incurred in connection with such registrations will be borne by the Company.

In connection with the Closing, the Company declared a special dividend (the “Special Dividend”) on December 11, 2014 to be paid to all stockholders of the Company (other than the Purchaser) in an amount equal to $0.85 per share on January 2, 2015. The Company obtained approval from the stockholders on November 14, 2014 for a reverse stock split following the payment of the Special Dividend.

Immediately following the Closing, the Company reconstituted the Board, such that, subject to certain conditions and the fiduciary duties of the Board, the Board consists of seven directors, of which (i) four directors were designated by the Purchaser (the “Purchaser Directors”), two of whom qualify as independent directors (in accordance with the applicable rules and regulations of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) two are continuing existing independent directors of the Company (the “Continuing Directors”) and (iii) one is the Chief Executive Officer of the Company. From the Closing until the Company’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”), the Continuing Directors were constituted as a new standing committee of the Board (the “Continuing Directors Committee”). The Continuing Directors Committee will have the power and authority, among other things, to (i) represent the Company in enforcing all matters under the Purchase Agreement and (ii) review and approve certain related party transactions with the Purchaser and its affiliates. In addition, until the 2017 Annual Meeting, the Purchaser has agreed, among other things and subject to applicable fiduciary duties, (i) to vote its shares of Common Stock for the election of the nominees for Continuing Directors; (ii) that at least one Continuing Director shall serve on each committee of the Board; and (iii) that a Continuing Director shall be appointed as chair of all standing committees.

The parties also agreed that, from the Effective Date through the date of the 2017 Annual Meeting, unless otherwise consented to by the Purchaser and the Continuing Directors Committee, the Company will: (i) use commercially reasonable efforts to retain its listing on the New York Stock Exchange; (ii) continue to file all required reports with the Securities and Exchange Commission (the “SEC”); (iii) continue to carry on its business as a manufacturer of solar panel encapsulant products in the ordinary course consistent with past practice; and (iv) use commercially reasonable efforts to preserve substantially intact its present business organization, and to continue the employment and services of its current executive officers and key technical personnel.

For a period of two years following the Closing, the Purchaser has agreed that, without the consent of the Continuing Directors Committee, neither it nor any of its affiliates will acquire any further shares of Common Stock, provided, however, that subject to certain limitations, the Purchaser may from time to time purchase shares in order to continue to maintain an ownership interest up to an aggregate of 52% of the issued and outstanding Common Stock.

Sales Service Agreement

In connection with the execution of the Purchase Agreement, the Company entered into a sales service agreement (the “Sales Service Agreement”) with Zhenfa Group whereby Zhenfa Group has agreed, among other things, to assist the Company in a number of endeavors, including, without limitation, marketing and selling the Company’s products in China, acquiring local raw materials, hiring and training personnel in China, and complying with Chinese law.  Pursuant to the Sales Service Agreement, Zhenfa Group has also agreed to provide the Company with an option to lease a manufacturing facility owned by Zhenfa Group.  Such facility will be at least 10,000 square meters and will be rent free for a period of at least five years.  If the Company wishes to extend its lease, rent will be at 50% of market rent for a second five year term.  The Sales Service Agreement became effective on the date of Closing, has an initial term of two years following the date of Closing and is automatically extended for one year periods unless terminated earlier.  The Sales Service Agreement may also be terminated by either party at such time as Zhenfa Group and its affiliates own less than 10% of the outstanding Common Stock of the Company.

Guarantee Agreement

In connection with the execution of the Purchase Agreement, the Company entered into a guarantee agreement (the “Guarantee Agreement”) with Zhenfa Group, pursuant to which Zhenfa Group has agreed to guarantee all obligations of the Purchaser under the Purchase Agreement, including, but not limited to, the performance of all post-closing covenants and agreements of the Purchaser in the Purchase Agreement.

Item 5. Interest in Securities of the Issuer

Item5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) and (b)

Effective as of the Closing, the Purchaser is the record owner of 27,632,130 shares of Common Stock (or approximately 51% of the shares of Common Stock outstanding) with sole voting and dispositive power over such shares. By virtue of his 98% ownership interest in Jiangsu Zhenfa, Zha Zhengfa may be deemed to also have sole voting and dispositive power over such shares.

The calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 26,564,889 shares of common stock outstanding as of October 31, 2014, as reported in the Form 10-Q filed by the Company with the SEC on November 13, 2014 and the 27,632,130 shares of Common Stock purchased pursuant to the Transaction.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) To the best of the knowledge of the Reporting Persons, neither the Reporting Persons nor any of their respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Company Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated to read as follows:

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Purchase Agreement and the Registration Rights Agreement described in Items 3 and 4, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or any subsidiary of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to the securities of Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated to read as follows:

Exhibit
No.	Description

1	Stock Purchase Agreement, dated August 11, 2014, by and between STR Holdings, Inc. and Zhen Fa New Energy (U.S.) Co., Ltd.†

24.1	Power of Attorney of Zhen Fa New Energy (U.S.) Co., Ltd., dated December 17, 2014.

24.2	Power of Attorney of Zha Zhengfa, dated November 12, 2014.

99.1	Joint Filing Agreement, dated August 21, 2014. ††

† Exhibit 1 was filed as Exhibits 2.1 to the Company’s Form 8-K filed on August 12, 2014 (file no. 001-34529) and is incorporated herein by reference.

†† Exhibit 99.1 was filed as Exhibit 99.1 to the Schedule 13D filed on August 21, 2014 (file no. 005-85108) by Zhen Fa New Energy (U.S.) Co., Ltd. and is incoporated herein by reference.

SCHEDULE 13D/A

CUSIP No. 78478V100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2014

Zhen Fa New Energy (U.S.) Co., Ltd.

By:	/ S / NANCI WILLIAMS, attorney-in-fact
Cindy Lin
President

By:	/ S / NANCI WILLIAMS, attorney-in-fact
Zha Zhengfa

SCHEDULE A

Schedule A is hereby amended and supplemented by adding the following:

Transactions in the shares of Common Stock by the Reporting Persons

During the Past 60 Days

Reporting Person	Shares of Common Stock Purchased/(Sold)	Cash Consideration Received Per Share ($)	Date of Purchase/Sale
Zhen Fa New Energy (U.S.) Co., Ltd.	27,632,130	$0.784	December 15, 2014